VIA EDGAR/FEDERAL EXPRESS

Michael Lainoff, Assistant Director

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fidelity Advisor Mid Cap II Fund
Fidelity Advisor Emerging Markets Income Fund
Fidelity Advisor New Insights Fund (the funds)
Request pursuant to rule 485(b)(1)(vii)

Dear Mr. Lainoff:

We are currently preparing the annual N-1A update amendment filings for the funds. The amendments will contain new disclosure relating to Advisor share class finder's fees. This disclosure was included in the 485(a) and 485(b) filings by Fidelity New York Municipal Trust, submitted on January 13 and March 30, 2006, respectively. Both the original text included in the 485(a) filing and the revisions included in the 485(b) filing were reviewed by Christian Sandoe of your staff and discussed with us. The disclosure to be included in the upcoming filings is the same as the current (revised) disclosure that appears in the NY Municipal Trust filing.

We respectfully request permission to file the annual update filing for the funds under Rule 485(b)(1)(vii). The funds' filing contains no other disclosures that would make it ineligible to file under Rule 485(b).

We would appreciate an early response to this request so that we can plan our filing schedule accordingly. Please call me at (617) 563-4234 if you have any questions or comments. Thank you for your consideration.

Identifying information for the funds for which this request is made and for the previously reviewed fund is provided in the enclosure.

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/s/Lillie Lucas
Lillie Lucas
Senior Legal Product Manager

cc: Christian Sandoe

Funds for which rule 485(b)(1)(vii) relief is requested:

Name of Trust and/or Fund	SEC File Numbers/CIK Number
Fidelity Advisor Series II: Fidelity Advisor Mid Cap II Fund Fidelity Advisor Series VIII: Fidelity Advisor Emerging Markets Income Fund Fidelity Contrafund: Fidelity Advisor New Insights Fund	811-04707 033-06516 0000795422 811-03855 002-86711 0000729218 811-01400 002-25235 0000024238

Fund in which the new disclosure was subject to review:

Name of Trust and/or Fund	SEC File Numbers/CIK Number
Fidelity New York Municipal Trust: Fidelity New York Municipal Income Fund	811-03723 002-83295 0000718581